Exhibit 99.2

Press Release

Descartes Announces Fiscal 2025 Fourth Quarter and Annual Financial Results

Record Income from Operations

WATERLOO, Ontario and ATLANTA, Georgia, March 5, 2025 (GLOBE NEWSWIRE) – The Descartes Systems Group Inc. (TSX:DSG) (Nasdaq:DSGX) announced its financial results for its fiscal 2025 fourth quarter (Q4FY25) and year (FY25) ended January 31, 2025. All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

"Fiscal 2025 was another year of growth for Descartes, highlighted by the addition of numerous complementary services to the Global Logistics Network," said Edward J. Ryan, Descartes' CEO. "We believe these investments can help shippers, carriers, and logistics services providers manage the increased uncertainty and complexity that's recently been introduced to the global trade environment. Our customers benefit from our diversity in international and domestic supply chains, our expertise with tariffs, sanctions and other global trade issues, and our expansive roster of connected trading partners as they navigate a quickly evolving trade landscape."

FY25 Financial Results

As described in more detail below, key financial highlights for Descartes’ FY25 included:

●	Revenues of $651.0 million, up 14% from $572.9 million in the same period a year ago (FY24);
●	Revenues were comprised of services revenues of $590.2 million (91% of total revenues), professional services and other revenues of $55.1 million (8% of total revenues) and license revenues of $5.7 million (1% of total revenues). Services revenues were up 13% from $520.9 million in FY24;
●	Cash provided by operating activities of $219.3 million, up 6% from $207.7 million in FY24. Cash provided by operating activities was negatively impacted in FY25 by the payment of $25.0 million in contingent acquisition consideration for previously completed deals, which was not accrued for at the time of acquisition;
●	Income from operations of $181.1 million, up 27% from $142.8 million in FY24;
●	Net income of $143.3 million, up 24% from $115.9 million in FY24. Net income as a percentage of revenues was 22%, compared to 20% in FY24;
●	Earnings per share on a diluted basis of $1.64, up 22% from $1.34 in FY24; and
●	Adjusted EBITDA of $284.7 million, up 15% from $247.5 million in FY24. Adjusted EBITDA as a percentage of revenues was 44%, compared to 43% in FY24.

Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges, acquisition-related expenses, and contingent consideration incurred due to better-than-expected performance from acquisitions). These items are considered by management to be outside Descartes' ongoing operational results. We define Adjusted EBITDA as a percentage of revenues as the quotient, expressed as a percentage, from dividing Adjusted EBITDA for a period by

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revenues for the corresponding period. A reconciliation of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes’ results in the categories specified below over FY25 and FY24 (dollar amounts in millions):

	FY25	FY24
Revenues	651.0	572.9
Services revenues	590.2	520.9
Gross margin	76%	76%
Cash provided by operating activities*	219.3	207.7
Income from operations	181.1	142.8
Net income	143.3	115.9
Net income as a % of revenues	22%	20%
Earnings per diluted share	1.64	1.34
Adjusted EBITDA	284.7	247.5
Adjusted EBITDA as a % of revenues	44%	43%

(*) FY25 cash provided by operating activities was negatively impacted by the payment of $25.0 million in contingent acquisition consideration for previously completed deals, which was not accrued for at the time of acquisition but was paid due to post-acquisition performance exceeding expectations at the time of acquisition

Q4FY25 Financial Results

As described in more detail below, key financial highlights for Q4FY25 included:

●	Revenues of $167.5 million, up 13% from $148.2 million in the fourth quarter of fiscal 2024 (Q4FY24) and down from $168.8 million in the previous quarter (Q3FY25);
●	Revenues were comprised of services revenues of $156.5 million (93% of total revenues), professional services and other revenues of $10.7 million (6% of total revenues) and license revenues of $0.3 million (1% of total revenues). Services revenues were up 15% from $135.7 million in Q4FY24 and up 5% from $149.7 million in Q3FY25;
●	Cash provided by operating activities of $60.7 million, up 19% from $50.8 million in Q4FY24 and up 1% from $60.1 million in Q3FY25;
●	Income from operations of $47.1 million, up 27% from $37.0 million in Q4FY24 and up 3% from $45.8 million in Q3FY25;
●	Net income of $37.4 million, up 18% from $31.8 million in Q4FY24 and up 2% from $36.6 million in Q3FY25. Net income as a percentage of revenues was 22%, compared to 21% in Q4FY24 and 22% in Q3FY25;
●	Earnings per share on a diluted basis of $0.43, up 16% from $0.37 in Q4FY24 and up 2% from $0.42 in Q3FY25; and
●	Adjusted EBITDA of $75.0 million, up 14% from $65.7 million in Q4FY24 and up 4% from $72.1 million in Q3FY25. Adjusted EBITDA as a percentage of revenues was 45%, compared to 44% in Q4FY24 and 43% in Q3FY25, respectively.

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The following table summarizes Descartes' results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q4	Q3	Q2	Q1	Q4
	FY25	FY25	FY25	FY25	FY24
Revenues	167.5	168.8	163.4	151.3	148.2
Services revenues	156.5	149.7	146.2	137.8	135.7
Gross margin	76%	74%	75%	77%	76%
Cash provided by operating activities*	60.7	60.1	34.7	63.7	50.8
Income from operations	47.1	45.8	45.9	42.4	37.0
Net income	37.4	36.6	34.7	34.7	31.8
Net income as a % of revenues	22%	22%	21%	23%	21%
Earnings per diluted share	0.43	0.42	0.40	0.40	0.37
Adjusted EBITDA	75.0	72.1	70.6	67.0	65.7
Adjusted EBITDA as a % of revenues	45%	43%	43%	44%	44%

(*) Q2FY25 cash provided by operating activities was negatively impacted by the payment of $25.0 million in contingent acquisition consideration for previously completed deals, which was not accrued for at the time of acquisition but was paid due to post-acquisition performance exceeding expectations at the time of acquisition

Cash Position

At January 31, 2025, Descartes had $236.1 million in cash. Cash increased by $54.8 million in Q4FY25 and decreased by $84.9 million in FY25. The table set forth below provides a summary of cash flows for Q4FY25 and FY25 in millions of dollars:

	Q4FY25	FY25
Cash provided by operating activities	60.7	219.3
Additions to property and equipment	(2.1)	(6.8)
Acquisitions of subsidiaries, net of cash acquired	(3.7)	(290.2)
Payment of debt issuance costs		(0.1)
Issuances of common shares, net of issuance costs	2.5	12.4
Payment of withholding taxes on net share settlements	—	(6.7)
Payment of contingent consideration	—	(9.2)
Effect of foreign exchange rate on cash	(2.6)	(3.6)
Net change in cash	54.8	(84.9)
Cash, beginning of period	181.3	321.0
Cash, end of period	236.1	236.1

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Conference Call

Descartes' executive management team will hold a conference call to discuss the company's financial results at 5:30 PM ET on Wednesday, March 5. Designated numbers are +1 289 514 5100 or +1 800 717 1738 for North America Toll-Free, using Passcode 45440#.

The company will simultaneously conduct an audio webcast on the Descartes website at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast login is required approximately 10 minutes beforehand.

Replays of the conference call will be available until March 12, 2025, by dialing +1 289 819 1325 or Toll-Free for North America using +1 888 660 6264 with Playback Passcode: 45440#. An archived replay of the webcast will be available at www.descartes.com/descartes/investor-relations.

About Descartes

Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, security and sustainability of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, track and help improve the safety, performance and compliance of delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world’s largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com, and connect with us on LinkedIn and X (Twitter).

Descartes Investor Contact

Laurie McCauley

(519) 746-2969

investor@descartes.com

Cautionary Statement Regarding Forward-Looking Statements

This release may contain forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relates to Descartes' expectations concerning future revenues and earnings, and our projections for any future reductions in expenses or growth in margins and generation of cash; our assessment of the potential impact of geopolitical events, such as the ongoing conflict between Russia and Ukraine (the “Russia-Ukraine Conflict”), and between Israel and Hamas (“Israel-Hamas Conflict”), or other potentially catastrophic events, on our business, results of operations and financial condition; continued growth and acquisitions including our assessment of any increased opportunity for our products and services as a result of trends in the logistics and supply chain industries; rate of profitable growth and Adjusted EBITDA margin operating range; demand for Descartes' solutions; growth of Descartes' Global Logistics Network (“GLN”); customer buying patterns; customer expectations of Descartes; development of the GLN and the benefits thereof to customers; and other matters.

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These forward-looking statements are based on certain assumptions including the following: global shipment volumes continuing at levels generally consistent with those experienced historically; the Russia-Ukraine Conflict and Israel-Hamas Conflict not having a material negative impact on shipment volumes or on the demand for the products and services of Descartes by its customers and the ability of those customers to continue to pay for those products and services; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; Descartes' continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide Descartes with access to capital; Descartes' continued ability to identify and source attractive and executable business combination opportunities; Descartes' ability to develop solutions that keep pace with the continuing changes in technology, and our continued compliance with third party intellectual property rights. These assumptions may prove to be inaccurate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes, or developments in Descartes' business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes' ability to successfully identify and execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the impact of network failures, information security breaches or other cyber-security threats; disruptions in the movement of freight and a decline in shipment volumes including as a result of contagious illness outbreaks; a deterioration of general economic conditions or instability in the financial markets accompanied by a decrease in spending by our customers; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; changes in customer behaviour and expectations; Descartes’ ability to successfully design and develop enhancements to our products and solutions; departures of key customers; the impact of foreign currency exchange rates; Descartes' ability to retain or obtain sufficient capital in addition to its debt facility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible asset impairment as a result of other-than-temporary decreases in Descartes' market capitalization; and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes' most recently filed Management's Discussion and Analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly

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any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before certain charges that management considers to be non-operating expenses and which consist of interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges, acquisition-related expenses, and contingent consideration incurred due to better-than-expected performance from acquisitions). Adjusted EBITDA as a percentage of revenues divides Adjusted EBITDA for a period by the revenues for the corresponding period and expresses the quotient as a percentage.

Management considers these non-operating expenses to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues does have limitations. In particular, we have completed seven acquisitions since the beginning of fiscal 2024 and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than expenses that are not part of operations.

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The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our audited Consolidated Statements of Operations for FY25 and FY24, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	FY25	FY24
Net income, as reported on Consolidated Statements of Operations	143.3	115.9
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	1.0	1.4
Investment income	(11.5)	(9.7)
Income tax expense	48.3	35.2
Depreciation expense	5.6	5.5
Amortization of intangible assets	69.4	60.5
Stock-based compensation and related taxes	21.1	17.1
Other charges	7.5	21.6
Adjusted EBITDA	284.7	247.5

Revenues	651.0	572.9
Net income as % of revenues	22%	20%
Adjusted EBITDA as % of revenues	44%	43%

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for Q4FY25, Q3FY25, Q2FY25, Q1FY25, and Q4FY24, which we believe is the most directly comparable GAAP measure.

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(US dollars in millions)	Q4FY25	Q3FY25	Q2FY25	Q1FY25	Q4FY24
Net income, as reported on Consolidated Statements of Operations	37.4	36.6	34.7	34.7	31.8
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.2	0.2	0.2	0.3	0.3
Investment income	(1.9)	(2.9)	(2.7)	(4.1)	(3.4)
Income tax expense	11.4	11.9	13.6	11.5	8.3
Depreciation expense	1.5	1.4	1.4	1.4	1.4
Amortization of intangible assets	19.4	17.5	17.4	15.0	15.1
Stock-based compensation and related taxes	5.4	5.6	5.8	4.3	4.7
Other charges	1.6	1.8	0.2	3.9	7.5
Adjusted EBITDA	75.0	72.1	70.6	67.0	65.7

Revenues	167.5	168.8	163.4	151.3	148.2
Net income as % of revenues	22%	22%	21%	23%	21%
Adjusted EBITDA as % of revenues	45%	43%	43%	44%	44%

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THE DESCARTES SYSTEMS GROUP INC.

CONSOLIDATED BALANCE SHEETS

(US DOLLARS IN THOUSANDS; US GAAP)

	January 31,	January 31,
	2025	2024
ASSETS
CURRENT ASSETS
Cash	236,138	320,952
Accounts receivable (net)
Trade	53,953	51,569
Other	16,931	12,193
Prepaid expenses and other	45,544	33,468
	352,566	418,182
OTHER LONG-TERM ASSETS	24,887	24,737
PROPERTY AND EQUIPMENT, NET	12,481	11,552
RIGHT-OF-USE ASSETS	7,623	6,257
DEFERRED INCOME TAXES	3,802	2,097
INTANGIBLE ASSETS, NET	321,270	251,047
GOODWILL	924,755	760,413
	1,647,384	1,474,285
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	20,650	17,484
Accrued liabilities	79,656	91,824
Lease obligations	3,178	3,075
Income taxes payable	9,313	6,734
Deferred revenue	104,230	84,513
	217,027	203,630
LEASE OBLIGATIONS	4,718	3,903
DEFERRED REVENUE	978	1,464
INCOME TAXES PAYABLE	5,531	6,153
DEFERRED INCOME TAXES	34,127	21,101
	262,381	236,251

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 85,605,969 at January 31, 2025 (January 31, 2024 – 85,183,455)	568,339	551,164
Additional paid-in capital	503,133	494,701
Accumulated other comprehensive loss	(50,497)	(28,586)
Retained earnings	364,028	220,755
	1,385,003	1,238,034
	1,647,384	1,474,285

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THE DESCARTES SYSTEMS GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND WEIGHTED AVERAGE SHARE AMOUNTS; US GAAP)

	January 31,	January 31,	January 31,
Year Ended	2025	2024	2023

REVENUES	651,000	572,931	486,014
COST OF REVENUES	158,574	138,295	113,326
GROSS MARGIN	492,426	434,636	372,688
EXPENSES
Sales and marketing	73,692	68,161	56,573
Research and development	95,497	84,103	70,353
General and administrative	65,248	57,373	49,710
Other charges	7,466	21,649	5,441
Amortization of intangible assets	69,399	60,501	60,177
	311,302	291,787	242,254
INCOME FROM OPERATIONS	181,124	142,849	130,434
INTEREST EXPENSE	(1,004)	(1,363)	(1,167)
INVESTMENT INCOME	11,513	9,666	4,461
INCOME BEFORE INCOME TAXES	191,633	151,152	133,728
INCOME TAX EXPENSE (RECOVERY)
Current	53,402	41,223	28,248
Deferred	(5,042)	(5,978)	3,244
	48,360	35,245	31,492
NET INCOME	143,273	115,907	102,236
EARNINGS PER SHARE
Basic	1.68	1.36	1.21
Diluted	1.64	1.34	1.18
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	85,443	85,068	84,791
Diluted	87,323	86,818	86,451

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THE DESCARTES SYSTEMS GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(US DOLLARS IN THOUSANDS; US GAAP)

Year Ended	January 31,	January 31,	January 31,
	2025	2024	2023
OPERATING ACTIVITIES
Net income	143,273	115,907	102,236
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	5,589	5,474	5,225
Amortization of intangible assets	69,399	60,501	60,177
Stock-based compensation expense	19,962	16,480	13,667
Other non-cash operating activities	23	114	53
Deferred tax expense (recovery)	(5,042)	(5,978)	3,244
Changes in operating assets and liabilities	(13,932)	15,182	7,793
Cash provided by operating activities	219,272	207,680	192,395
INVESTING ACTIVITIES
Additions to property and equipment	(6,743)	(5,563)	(6,071)
Acquisition of subsidiaries, net of cash acquired	(290,204)	(142,700)	(115,561)
Cash used in investing activities	(296,947)	(148,263)	(121,632)
FINANCING ACTIVITIES
Payment of debt issuance costs	(53)	(43)	(1,118)
Issuance of common shares for cash, net of issuance costs	12,391	9,272	1,730
Payment of withholding taxes on net share settlements	(6,745)	(4,886)	—
Payment of contingent consideration	(9,223)	(19,084)	(5,215)
Cash used in financing activities	(3,630)	(14,741)	(4,603)
Effect of foreign exchange rate changes on cash	(3,509)	(109)	(3,212)
Increase (decrease) in cash	(84,814)	44,567	62,948
Cash, beginning of year	320,952	276,385	213,437
Cash, end of year	236,138	320,952	276,385

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